Exhibit 99.2

Execution Copy
Confidential

STANDSTILL AGREEMENT

This Standstill Agreement (this “Agreement”) is dated as of February 18, 2016, by and between Land & Buildings Investment Management, LLC, on behalf of itself and its affiliated and managed persons (“Stockholder”) and FelCor Lodging Trust Incorporated, a Maryland corporation (the “Company”).

WHEREAS, Stockholder and the Company have been having certain discussions relating to the business and affairs of the Company;

WHEREAS, Stockholder is the beneficial owner of approximately 3.8% of the outstanding shares of Company common stock, par value $0.01 per share (“Company Common Stock”);

WHEREAS, the Company and Stockholder have agreed that it is in their mutual interests to enter into this Agreement, among other things, to set forth certain agreements concerning the composition of the board of directors of the Company (the “Board”) and certain other matters as set forth in a letter agreement being entered into between the Company and the Stockholder concurrently with this Agreement (the “Letter Agreement”); and

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth in the Letter Agreement and this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1.   Standstill Agreements.

(a)           Standstill Agreement.  During the period beginning on the date hereof through the Standstill Termination Date (as defined below) (the “Standstill Period”), and subject to any rights granted to Stockholder in this Agreement or in the Letter Agreement, Stockholder shall not, and shall cause each of its Affiliates and Associates, and Representatives (as each is defined below) under its control or direction, in each case either directly or indirectly, not to, without the prior written consent of the majority of the Board:

(i)           solicit (as such term is used in the proxy rules of the SEC) proxies or consents, become a “participant” in a “solicitation,” as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Exchange Act or form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than a group comprised solely of Stockholder and its Affiliates and Associates) soliciting proxies, or conduct any other type of referendum (binding or non-binding) in each case with respect to, or from the holders of, any Voting Securities or assist any Third Person (as defined below) in any solicitation of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any Voting Securities in each case in opposition to the recommendation or proposal of the Board, including, without limitation, with respect to (A) the election of directors to the Board, (B) any Section 14a-8 stockholder proposals to be voted on at an annual or special meeting of stockholders or (C) the amendment of any provision of the Organizational Documents;

(ii)          seek to call, or to request the calling of, a special meeting of the Company’s stockholders, or make a request for a list of the Company’s stockholders or for any books and records of the Company;

(iii)         deposit any Voting Securities in any voting trust or subject any Voting Securities to any agreement with respect to the voting of any Voting Securities, other than any such voting trust, arrangement or agreement solely among Stockholder and its Affiliates;

(iv)         nominate persons for election to, or seek to remove any person from, the Board or propose any other business at any annual or special meeting of stockholders or initiate, encourage or participate in any “withhold” or similar campaign with respect to any annual or special meeting of the Company;

(v)         directly or indirectly seek, initiate, join in, propose or make any public statement with respect to, or solicit, negotiate with or provide any information to any person with respect to, any merger, consolidation, amalgamation, arrangement, tender or exchange offer, purchase, disposition, sale or transfer of assets or securities, dissolution, liquidation, reorganization, change in structure and composition of the Board, change in the executive officers of the Company, change in capital structure, recapitalization, dividend, share repurchase or other business combination involving the Company, its subsidiaries or its business, and any other transaction as a result of which the holders of Voting Securities immediately prior to the consummation of such transaction would cease to own at least a majority of the issued and outstanding shares of voting securities of the resulting company, except to the extent such information or public statement does not contain or imply any adverse or critical view or impression of the Board, management or the Company, including the views or strategies thereof with respect to any of the foregoing;

(vi)         commence, encourage, support or join as a party any litigation, arbitration or other proceeding (including a derivative action) against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement; or

(vii)        take any action, alone or in concert with others, to (A) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in such matter in any of the activities set forth in Sections 1(a)(i)-(v) of this Agreement, (B) form, join or in any way participate in a “group” (as defined under the Exchange Act) (other than a group comprised solely of Stockholder and its Affiliates and Associates) with respect to the Company or otherwise act in concert with any person in respect of any such securities, (C) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Board or policies of the Company or to obtain representation on the Board of the Company, (D) take any action which would or would reasonably be expected to force the Company to make a public announcement regarding any of the types of matters set forth in Sections 1(a)(i)-(v) of this Agreement, (E) enter into any discussions or arrangements with any third party with respect to any of the foregoing, (F) waive, modify or amend any provision of this Section 1(a), (G) finance or offer to provide financing for an attempt by any person to engage in any of the activities or actions prohibited or restricted by the terms of this Agreement or (H) take any action challenging the validity or enforceability of any provisions of this Section 1.

Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict Stockholder from: (A) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (B) communicating privately with stockholders of the Company and others in a manner that does not otherwise violate this Section 1, or (C) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over Stockholder or any of its respective Affiliates or Associates.  Furthermore, nothing in this Agreement shall be deemed to restrict in any way the ability of the Independent Nominees (as defined in the Letter Agreement) (or any of their replacements selected pursuant to the Letter Agreement) from fulfilling their statutory duties as directors.

(b)           As used in this Agreement:

(i)           the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act;

(ii)          the terms “beneficial owner” and “beneficial ownership” shall mean ownership, directly or indirectly, of (1) any Voting Securities and (2) any other security, including any cash settled option or other derivative security, that transfers some or all of the economic risks and/or benefits of ownership of the Voting Securities (whether or not subject to the passage of time or other contingencies), including any such security that provides a person or any of such person’s controlled Affiliates an opportunity, directly or indirectly, to profit, or to share in any profit, derived from any increase in the value of Voting Securities, in any case without regard to whether (A) such derivative conveys any voting rights in Voting Securities to such person or any of such person’s Affiliates, (B) the derivative is required to be, or capable of being, settled through delivery of Voting Securities or (C) such person or any of such person’s Affiliates may have entered into other transactions that hedge the economic effect of such beneficial ownership of Voting Securities;

(iii)         the term “business day” shall mean any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by applicable law or executive order to close or are otherwise generally closed;

(iv)         the term “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended;

(v)          the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, fund, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature;

(vi)         the term “Representatives” shall mean, with respect to Stockholder, Stockholder’s officers, directors, members, general partners and employees, and, shall mean with respect to the Company, the Company’s directors, officers and employees;

(vii)        the term “SEC” shall mean the U.S. Securities and Exchange Commission;

(viii)       the term “Standstill Termination Date” shall mean the earlier of (A) the first business day following the 2017 Annual Meeting or (B) ten (10) days after the Company receives written notice from Stockholder of a material breach by the Company of any obligation under this Agreement specifying such breach, which has not been cured, or, if such material breach cannot be cured, the date on which the Company receives such notice; provided, however, that the Company shall confirm to Stockholder 60 days prior to the deadline for the nomination of directors for the 2017 Annual Meeting that in accordance with the fourth paragraph in the Letter Agreement a Long Serving Director (as that term is defined in the Letter Agreement) shall be stepping down and which Long Serving Director shall be stepping down.

(ix)         the term “Third Person” shall mean any person not a party to this agreement; and

(x)           the term “Voting Securities” shall mean shares of Company Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such Company Common Stock or other securities (whether or not subject to the passage of time or other contingencies).

SECTION 2.   Representations, Warranties and Covenants.

(a)           Stockholder represents, warrants and covenants as follows:

(i)           (A) Stockholder, together with all of the Stockholder’s Affiliates, collectively have beneficial ownership of an aggregate of 5,441,369 shares of Company Common Stock; (B) except for such ownership, neither Stockholder nor any of its Affiliates has beneficial ownership of any Voting Securities; and (C) Stockholder has not provided or agreed to provide, and will not provide, any compensation in cash or otherwise to the Independent Nominees.

(ii)          Stockholder has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(iii)         This Agreement has been duly and validly authorized, executed and delivered by Stockholder, constitutes a valid and binding obligation and agreement of Stockholder and is enforceable against Stockholder in accordance with its terms.

(iv)        The execution by Stockholder of this Agreement and the performance by Stockholder’s obligations hereunder does not and will not violate any law, any order of any court or any agency of government.

(b)           Stockholder agrees to provide to the Company such information and materials as is reasonably requested by the Company from time to time in connection with the Company’s legal, regulatory, auditor or stock exchange requirements.

(c)           The Company hereby represents, warrants and covenants as follows:

(i)           The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii)          This Agreement has been duly and validly authorized, executed and delivered by the Company, does not require the approval of the stockholders of the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

(iii)         The Company’s execution of this Agreement and the performance by the Company of its obligations hereunder does not and will not violate any law, any order of any court or any agency of government, the Organizational Documents, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument, except for any such violation, conflict, breach, result or default that could not, individually or in the aggregate, reasonably be expected to adversely affect the Company’s ability to carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

SECTION 3.   Specific Performance.  Each of Stockholder, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto could occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that such injury may not be adequately compensable in damages.  It is accordingly agreed that Stockholder, on the one hand, and the Company, on the other hand, shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity, and each party further agrees to waive any requirement for the security or posting of any bond in connection with such remedy.

SECTION 4.   Mutual Press Release and Other Public Disclosures.

(a)           Promptly following the execution and delivery of this Agreement, the Company shall issue a mutually agreed-upon press release substantially in the form attached hereto as Exhibit A (the “Press Release”), and the Company shall file a Current Report on Form 8-K with the SEC disclosing and attaching as an exhibit the Press Release substantially in the form attached hereto as Exhibit A.  Stockholder will not make any public statement or issue any press release (including in any filings with the SEC or any other regulatory or governmental agency, including any stock exchange) concerning or relating to this Agreement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange, without the prior written approval of the Company, not to be unreasonably withheld, conditioned or delayed.  During the Standstill Period, except as otherwise permitted under this Agreement, Stockholder will not make any public statement or issue any press release concerning or relating to any action or decision taken or made or not taken or made by the Company or the Board.

(b)           The foregoing shall not prevent (i) the Company from taking any action necessary or required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Company and any of its subsidiaries and (ii) to the extent legally required, the Company or Stockholder from making any factual statement in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought, applicable listing requirements or otherwise legally required; provided, that the party from which such information is compelled shall provide, to the extent legally permissible, the other party with prior written notice of the making of such compelled disclosure promptly so that such other party may seek a protective order or other remedy and/or waive compliance with the provisions of this Agreement.  If such protective order or other remedy is denied, and such party or any of its Representatives are nonetheless legally compelled to disclose such information, such party or its Representative, as the case may be, will furnish only that portion of such information that is legally required, on the advice of counsel, and will exercise best efforts to obtain assurances that confidential treatment will be accorded to such information.

SECTION 5.   Mutual Non-Disparagement.  Each of the Company and Stockholder covenants and agrees that, during the Standstill Period, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, officers or directors, shall in any way, directly or indirectly, alone or in concert with others, cause, express or cause to be expressed in a public manner or to any stockholder, investor, analyst, journalist or member of the media (including, without limitation, in a television, radio, internet, newspaper or magazine interview), orally or in writing, any remarks, statements, comments or criticisms that disparage, call into disrepute, defame, slander or which can reasonably be construed to be defamatory or slanderous to the other parties or such other parties’ subsidiaries, Affiliates, successors, assigns, officers (including any current officer of a party or a parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a party or a parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or Representatives, any of their products or services or any action or matter publicly disclosed prior to the date of this Agreement.

SECTION 6. Expenses.  Each Party shall each be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall reimburse the Stockholder for the reasonable and documented fees and expenses incurred by the Stockholder in connection herewith in an amount not to exceed $150,000.

SECTION 7. No Waiver.  Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

SECTION 8.   Successors and Assigns.   All of the terms and provisions of this Agreement shall inure to the benefit of, and shall be enforceable by and binding upon, the successors and permitted assigns of each of the parties hereto.  No party may assign either this Agreement or any of its rights, interest or obligations hereunder without the prior written approval of the other party.

SECTION 9.   Entire Agreement; Amendments; Interpretation and Construction.   This Agreement, including the Exhibits hereto, together with the Letter Agreement, contains the entire understanding of the parties with respect to the subject matter hereof.  A breach of this Agreement shall be deemed to be a breach of the Letter Agreement such that, if at any time Stockholder receives notice from the Company of a material breach by Stockholder of any obligation hereunder and (i) such material breach has not been cured within ten (10) days after notice of such breach to Stockholder or (ii) if such material breach cannot be cured, immediately upon the date on which the Stockholder receives such notice, then the second, third, fourth and fifth paragraphs of the Letter Agreement shall be void abinitio.  There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this Agreement.  This Agreement may be amended only by a written instrument duly executed by the Company and Stockholder.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of such counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

SECTION 10.   Headings.   The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.   Notices.  All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or delivered by Federal Express or other overnight courier with an electronic copy delivered by email, addressed as follows:

If to the Company:

FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, TX 75062
Attention:  Jonathan H. Yellen
Email:  jyellen@felcor.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention: Michael A. Gordon
Email:  mgordon@sidley.com

and

Polsinelli PC
2950 N. Harwood, Suite 2100
Dallas, TX 75201
Attention:  Robert W. Dockery
Email:  bdockery@polsinelli.com

If to Stockholder:

Land & Buildings Investment Management, LLC
1 Landmark Square 7th Floor
Stamford, CT 06901
Attention:  Jonathan Litt
Email:  jonathan.litt@landandbuildings.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
65 East 55 Street, Park Avenue Tower
New York, NY 10022
Attention:          Steve Wolosky, Email:  swolosky@olshanlaw.com
Aneliya Crawford, Email: acrawford@olshanlaw.com

in each case, or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth in this section.

SECTION 12.   Governing Law.   This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflict of laws provisions) of the State of Maryland.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Maryland state or any federal court sitting in the State of Maryland, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement or the matters contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Maryland, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Maryland as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the matters contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Maryland as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 13.   Counterparts.  This Agreement may be executed in counterparts and by facsimile or e-mail in portable documents format (.pdf), each of which shall be an original, but all of which together shall constitute one and the same Agreement.

SECTION 14.   Severability.   If any provision or clause of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, such provision or clause shall be deemed amended to conform to applicable laws so as to be valid and enforceable, or, if it cannot be so amended without materially altering the intention of the parties, such provision shall be stricken, and the remaining provisions hereof will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the matters contemplated hereby are not affected in any manner materially adverse to any party.

SECTION 15.   No Third-Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and their respective successors and permitted assigns and is not enforceable by any other person.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

FelCor Lodging Trust Incorporated

By:	/s/ Jonathan H. Yellen
Name:	Jonathan H. Yellen
Title:	Executive Vice President, General Counsel and Secretary

Land & Buildings Investment Management, LLC
on behalf of itself and its affiliated and managed persons

By:	/s/ Jonathan Litt
Name:	Jonathan Litt
Title:	Managing Principal

[Signature Page to Standstill Agreement]

EXHIBIT A

[Form of Press Release]